SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If ((yes)) is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Press release

Thomson signs a strategic partnership with TCL

•	Completion of a key initiative for Thomson’s TV business (20% of Group sales)
•	Creation of a new world leader in the TV industry
•	Positive financial impact for Thomson
•	Change in Thomson’s profile and reinforcement of our technology-based model

Paris, November 3, 2003 — Thomson (Euronext Paris: 18453; NYSE: TMS), worldwide leader in end-to-end solutions (technology, equipment, services) for the entertainment industries, announced today the signature of a binding MOU with TCL International Holdings Limited (“TCL International”) (HKSE: 1070), the leading multimedia consumer electronic products company in China, to form TCL-Thomson Electronics, a new company for the development, manufacturing and distribution of television sets and DVD players.

Thomson announced in 2003 a strategy of partnership for the “Mainstream” part of its Consumer Products Division, covering the Group’s TV and home video player activities. The goal was to secure a strong and profitable future for its consumer electronics assets, by creating economies of scale in “Mainstream” and valorising its brands, marketing and sales force and related added-value skills. Today’s announcement achieves this strategic goal. Completion of the partnership is also expected to yield positive financial benefits for Thomson and change the Group’s financial profile.

Separate from this partnership, Thomson intends to take advantage of its increasing presence in China to expand opportunities from the fast-growing Chinese market for its Components, Licensing and Content & Network Divisions.

Scope of the Agreement

The agreement envisages that Thomson and TCL combine their TV and DVD businesses and assets to form a new company —TCL-Thomson Electronics. The new company would benefit from competitive advantages built around (i) leading but complementary market shares in its three major markets of Asia, Europe and the US (ii) strong brands in these markets (THOMSON in Europe, RCA in the US and TCL in China) (iii) a cost-efficient industrial presence near each consumer market, (iv) strong technological capabilities with close to 1,000 engineers, and (v) a complete product and service offering for its customers.

TCL and Thomson expect the new company to have a profitable future built on the potential to achieve revenue and operational synergies driven by scale effect and global presence.

The agreement covers substantially all of the “Mainstream” activity of Thomson’s Consumer Product division, notably the manufacturing and sale of TV sets and DVD players. This activity has accounted for just over 20% of the Group’s revenues in the year to date (and was 57% of the Consumer Products Division revenues in the 3rd quarter 2003).

Thomson would contribute all its television manufacturing plants and businesses in Mexico, Poland and Thailand, all the DVD player business, and all television and DVD player R&D centres worldwide. Thomson would take key management positions in the new company, which would be joined by the approximately 9,000 current Thomson employees involved in its TV and DVD player businesses. Thomson would hold a 33% share in the new company.

Thomson would retain ownership of its brands, IP, marketing and sales organization and certain value-added manufacturing assets. No net working capital related to the TV and DVD player activities would be contributed, as the new company is intended to finance its own working capital and investment needs.

Thomson retains full control of the “Essentials” business (mainly personal audio/video, communication products and accessories) of its Consumer Products Division. This largely service-based activity accounts for around 43% of the Consumer Products Division revenues in the 3rd quarter 2003 and is clearly profitable.

Thomson would be a preferred supplier to the new company of products and services. In particular, Thomson’s sales and marketing network would become the exclusive agent to the new company for distribution into North America and Europe, and provide added-value services such as product design, client coverage, logistics, quality and certification and after-sales services and some value-added build-to-order manufacturing. Thomson’s Component division is to be a preferred supplier of tubes and other components to TCL-Thomson in China and worldwide. Thomson would license its leading consumer brands, RCA and THOMSON, and the two companies would cooperate in intellectual property development and management.

Impact on Thomson’s financials

The transaction would have a positive impact on Thomson’s margins and profit level. The revenues of the current “Mainstream” activity would be passed to TCL-Thomson, partly offset by additional service and component supply revenues from TCL-Thomson, a net change of some 1.25 billion euros of sales at Group level. The Group has already taken steps to reduce losses in its “Mainstream” activities and the completion of this transaction would largely eliminate them from Thomson’s financial results. The new company, TCL-Thomson, is expected to have a profitable future — Thomson would equity account its share of TCL-Thomson’s net result.

Going forward, following the transaction, and in contrast to the first half 2003 (loss of 81 million euros), Thomson’s Consumer Products Division — to be renamed Consumer Product Services on completion of the transaction – would have annualised revenues in excess of 1.6 billion euros, generate profit and have a positive return on capital.

Completion of a key strategic goal

Today’s agreement completes the strategy begun in 2001 to position Thomson as the leading end-to-end solutions provider (technologies, equipment and services) to the entertainment industries. Adjusted for the completion of the transaction base, around 51% of Thomson’s current revenues would be derived from its Content & Network division, around 20% from Components, around 23% from Consumer Products Services and around 6% from Licensing, a fundamental shift relative to Thomson’s business before the current strategy was put in place.

As well as securing a strong and profitable future in Consumer Product Services for the benefit of its retailer clients, Thomson also maintains a direct link with end-consumers, an important source of innovation and technology development.

The transaction remains subject to finalisation of definitive agreements, as well as regulatory and similar approvals. Final closure is expected mid-2004.

“Thomson’s business and prospects are transformed by this agreement,” said Charles Dehelly, CEO of Thomson. “In the last three years, we have built strong and sound positions in each of the businesses we have chosen to focus on yet maintaining a strong relationship with end consumers. We have considerably strengthened the Group’s industrial and financial profile, and opened significant worldwide growth opportunities, in particular in China and in our Content and Network division. Today’s agreement completes this positioning phase, leaving Thomson poised for sustainable and profitable growth in the coming years”.

###

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic, business, competitive market and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson has four principal divisions: Content and Networks, Consumer Products, Components, and Licensing. The company distributes its products under the Technicolor, Grass Valley, THOMSON and RCA brand names. For more information: www.thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : November 3rd, 2003	THOMSON S.A.

	By:	/s/ JULIAN WALDRON
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer